Homecooked, Inc.

FINANCIAL STATEMENTS

For the year ended December 31, 2019, 2020 and 2021

Homecooked, Inc.
Balance Sheet
January 2019 - December 2021

	Jan - Dec 2019 ($)	Jan - Dec 2020 ($)	Jan - Dec 2021 ($)
ASSETS			
Current Assets			
Bank Accounts			
Bank	1,154.42	1,518.91	591.74
Cash	-	-	-
Total Bank Accounts	**1,154.42**	**1,518.91**	**591.74**
Total Current Assets	**1,154.42**	**1,518.91**	**591.74**
TOTAL ASSETS	**1,154.42**	**1,518.91**	**591.74**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)	-	-	-
Total Accounts Payable	**-**	**-**	**-**
Other Current Liabilities			
Payroll wages and tax to pay	-	-	-
Total Other Current Liabilities	**-**	**-**	**-**
Total Current Liabilities	**-**	**-**	**-**
Long-Term Liabilities			
Long-term loans from shareholders		10,000.00	25,000.00
Total Total Long-Term Liabilities	**-**	**10,000.00**	**25,000.00**
Total Liabilities	**-**	**10,000.00**	**25,000.00**
Equity			
Additional paid in capital	20,695.00	21,186.01	25,144.01
Common stock	135.00	135.00	135.00
Retained Earnings	8,206.00	(19,630.58)	(29,766.10)
Treasury stock	(45.00)	(36.00)	(36.00)
Net Income	(27,836.58)	(10,135.52)	(19,885.17)
Total Equity	**1,154.42**	**(8,481.09)**	**(24,408.26)**
TOTAL LIABILITIES AND EQUITY	**1,154.42**	**1,518.91**	**591.74**

Homecooked, Inc.
Statement of Operations
January 2019 - December 2021

	Jan - Dec 2019 ($)	Jan - Dec 2020 ($)	Jan - Dec 2021 ($)
Income			
Other Income		245.83	73.65
Sales	21.71	4,343.78	72,447.59
Total Income	**21.71**	**4,589.61**	**72,521.24**
Gross Profit	**21.71**	**4,589.61**	**72,521.24**
Expenses			
Advertising & marketing	111.08	10.00	7,482.47
Business licenses	116.75		
Contract labor	20.00	2,206.00	5,250.00
Entertainment	30.00		
General business expenses	179.98	375.33	271.87
Grant Income Return	10,000.00		
Insurance	22.75		
Legal & accounting services	1,906.90		250.00
Meals	347.00	39.99	
Office expenses	548.60	108.18	2,353.10
Payroll expenses	1,500.00	8,886.54	54,193.54
Software Expenses	2,079.20	1,356.77	4,470.05
Supplies	567.13		
Taxes paid	2,148.75	1,377.34	5,115.39
Travel	1,877.54	106.24	8,010.14
Utilities	390.41	72.86	3,023.32
Total Expenses	**21,846.09**	**14,539.25**	**90,419.88**
Net Operating Income	**(21,824.38)**	**(9,949.64)**	**(17,898.64)**
Other Expenses			
Other Miscellaneous Expense	5,940.36	185.88	1,939.16
Vehicle expenses	71.84		47.37
Total Other Expenses	**6,012.20**	**185.88**	**1,986.53**
Net Other Income	**(6,012.20)**	**(185.88)**	**(1,986.53)**
Net Income	**(27,836.58)**	**(10,135.52)**	**(19,885.17)**

Homecooked, Inc.
Statement of Cash Flows
January 2019 - December 2021

	Jan - Dec 2019	Jan - Dec 2020	Jan - Dec 2021
OPERATING ACTIVITIES			
Net Income	(27,836.58)	(10,135.52)	(19,885.17)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Payable (A/P)	(10,000.00)		
Payroll wages and tax to pay	-		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(10,000.00)**	**-**	**-**
Net cash provided by operating activities	**(37,836.58)**	**(10,135.52)**	**(19,885.17)**
FINANCING ACTIVITIES			
Long-term loans from shareholders		10,000.00	15,000.00
Additional paid in capital:Personal Investment	19,000.00	491.01	3,958.00
Common stock	45.00		
Treasury stock	(45.00)	9.00	
Net cash provided by financing activities	**19,000.00**	**10,500.01**	**18,958.00**
Net cash increase for period	**(18,836.58)**	**364.49**	**(927.17)**

Homecooked, Inc.
Consolidated Statement of Equity
January 2019 - December 2021

2019

	Common Stock		Treasury Stock		APIC	Retained Earnings	Total
	Shares	Amount ($)	Shares	Amount ($)	Amount ($)	Amount ($)	Amount ($)
Beginning Balance	9,000,000	$ 90.00			$ 1,695.00	$ 8,206.00	$ 9,991.00
Contribution	4,500,000	$ 45.00			$ 19,000.00		$ 19,045.00
Treasury Stock Buy Back/Reissuance			4,500,000	$ (45.00)			$ (45.00)
Net Income						$ (27,836.58)	$ (27,836.58)
Ending Balance	13,500,000	$ 135.00	4,500,000	$ (45.00)	$ 20,695.00	$ (19,630.58)	$ 1,154.42

2020

	Common Stock		Treasury Stock		APIC	Retained Earnings	Total
	Shares	Amount ($)	Shares	Amount ($)	Amount ($)	Amount ($)	Amount ($)
Beginning Balance	13,500,000	$ 135.00	4,500,000	$ (45.00)	$ 20,695.00	$ (19,630.58)	$ 1,154.42
Contribution					$ 491.01		$ 491.01
Treasury Stock Buy Back/Reissuance			(900,000)	$ 9.00			
Net Income						$ (10,135.52)	$ (10,135.52)
Ending Balance	13,500,000	$ 135.00	3,600,000	$ (36.00)	$ 21,186.01	$ (29,766.10)	$ (8,481.09)

2021

	Common Stock		Treasury Stock		APIC	Retained Earnings	Total
	Shares	Amount ($)	Shares	Amount ($)	Amount ($)	Amount ($)	Amount ($)
Beginning Balance	13,500,000	$ 135.00	3,600,000	$ (36.00)	$ 21,186.01	$ (29,766.10)	$ (8,481.09)
Contribution					$ 3,958.00		$ 3,958.00
Treasury Stock Buy Back/Reissuance							
Net Income						$ (19,885.17)	$ (19,885.17)
Ending Balance	13,500,000	$ 135.00	3,600,000	$ (36.00)	$ 25,144.01	$ (49,651.27)	$ (24,408.26)

Homecooked, Inc.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2019, 2020 and 2021

1. ORGANIZATION AND PURPOSE

Homecooked, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2019, 2020 and 2021, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.